UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	333-68008
CUSIP NUMBER	67090R 100

(Check One): [   ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q [ ] Form N-SAR

For Period Ended:  October 31, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

NUVILEX, INC.
Full Name of Registrant

N/A
Former Name if Applicable

12510 Prosperity Blvd., Suite #310
Address of Principal Executive Office (Street and Number)

Silver Spring, MD 20904
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Unfortunately, the registrant will be unable to file its quarterly report on Form 10-Q within the prescribed time period because a new assessment of the Preferred stock was recognized last week which points to a potential change to our filings. Management believes it is important to fully analyze this issue. In order to provide the best data to our shareholders, we are filing an extension to make certain this issue is completely resolved and presented properly and disclosed fully. The analyses are near completion and data presentations are being finalized.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dr. Robert F. Ryan	(240) 696-6859
Name	(Area Code) (telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

Important changes have occurred in the Company as a result of operations from the last fiscal year.  These changes  will be reflected in the earnings statements and other information to be reported in our 10-Q for the quarter ended October 31, 2012.

NUVILEX, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 17, 2012

By:
/s/ Robert F. Ryan
Robert F. Ryan, M.S., Ph.D.
President, Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)